Exhibit 99.1

Fanhua Responses To Certain Research Report

GUANGZHOU, China, January 22, 2019 (GLOBE NEWSWIRE) - Fanhua Inc. (“Fanhua” or “the Company”) (Nasdaq: FANH), a leading independent financial services provider in China, today issued its response to an external research report (the “Report”) which caused unusual trading activities of the Company’s stock price on January 17, 2019.

The Company’s management reiterates that all business planning and operational decisions made by the management are intended for the long-term and healthy development of the Company, so as to maximize shareholders’ interests and ensure continuous dividend distribution to our shareholders. The Report was a deliberate attempt to impact the Company’s share price and profit from the loss of other shareholders. It lacked basic knowledge of the insurance industry, made deliberate out-of-context misinterpretation and misrepresented facts so as to mislead the public. In order to defend the interests of its shareholders, the Company hereby provides its response to the key allegations raised in the Report as below:

1.	The Company’s divestiture of its property and casualty (the “P&C”) insurance subsidiaries is a correct and proper strategic decision. The positive operation results that Fanhua benefited from such divestiture have been fully reflected in 2018.

As a result of the persistently intense competition in the P&C insurance market, the gross margin of the Company’s P&C insurance agency business dropped from 22% in 2013 to approximately 8% in 2017, while the back office operating expense ratio related to P&C insurance business exceeded 8% in 2017, which meant that the profit from this business line dropped to breakeven. The gross margin of the Company’s P&C insurance business was expected to further deteriorate due to sustained fierce competition. Fanhua management believed that if there is no change made, its P&C business division would bring heavy losses to the Company.

Therefore, in August 2017, the Company announced the transition of its P&C insurance business from a commission-based business model to a platform fee-based business model. At the same time, Fanhua transferred Fanhua Times Insurance Sales & Service Co., Ltd. and other P&C insurance subsidiaries to Beijing Cheche Technology Co., Ltd. (“Cheche”), while retaining its online auto insurance transaction platform CNpad Auto, which not only would ensure that Fanhua’s sales agents could still provide their clients with diversified insurance products, but would also significantly reduce the Company’s back office cost and improve its gross margin significantly.

1 - 6

The Company’s operation results in the first nine months of 2018 clearly demonstrated the positive effect of the divestiture of its P&C subsidiaries, as shown below:

(RMB. In Million)	2017 9M	2018 9M	%
Net revenues	3,398	2,599	-23.5%
Income from operation	211	342	62.1%
Operating margin	6.2%	13.2%	112.9%

Upon completion of the transfer transaction described above, there has been a clear separation of legal and financial relationship between Fanhua and its former P&C subsidiaries. However, as our P&C insurance business has been transformed to a platform traffic business model, Fanhua maintains business cooperation with Cheche in the way that Fanhua introduces user traffic to Cheche while Cheche is responsible for transaction processing, for which Fanhua charges Cheche certain platform service fees based on the transaction volume. The Company expects the business relationship with Cheche to continue so long as it provides benefits to both parties.

Cheche is a leading internet-based auto insurance platform in China. Its shareholders include well-known China-based venture capital firms such as Beijing Shunwei Venture Capital Co., Ltd., China Huarong Asset Management Co., Ltd., and China Capital Group. Neither Fanhua nor Fanhua’s management team has any prior ties to or equity interest in Cheche.

The Report confuses two individuals who share the same name. It has been shown that Yang, who is the shareholder of Sichuan Boxin Xinrui Co., Ltd., and the other Yang, who is a team leader of our Neijiang, Sichuan branch, as referred to in the Report, have the same name coincidently, but they are not the same person. Mr. Yinan Hu, the Company’s founder and director, has confirmed that he doesn’t know eitherof them.

The divested subsidiaries are P&C insurance agencies while the Report estimated their business value by benchmarking the net margin of a company that is primarily engaged in the distribution of life insurance products. This inconsistency shows a clear lack of basic understanding of the insurance distribution business in China. In reality, there is distinctive difference between P&C and life insurance business, including significant differences in their respective profit margins.

2.	The management firmly believes that the next five years will witness a rapidly expanding middle class families in China and an accelerated separation between production and distribution in the life insurance industry. To seize this historic opportunity, the Company formulated the 521 development plan, aimed at achieving its goals of generating RMB2 billion annual net income and RMB10 billion annual first year premiums of life insurance business in five years. It serves as a great tool to energize our entire group to move towards the same goals, with united focuses on building a brighter future for the Company.

The 521 plan is not unique nor a new invention by Fanhua. There have been similar plans adopted by other US-listed companies.

The 521 plan is legal and we have obtained prior approval from our board of directors (the “Board”) for its implementation. It is a business development tool for the Company as well as a stock ownership plan for our key employees and sales team leaders. Details about the 521 development plan have been made available to the public in our periodic filings. Sources of the stock pool for the 521 development plan consist of both purchase of existing shares and new share issuance. The existing shares were purchased at fair market price and relevant disclosure has been made public.

On the announcement date of the 521 development plan, the stock of the Company closed at US$36.83 per ADS. The purchase price of US$29 per ADS for the existing shares was determined based on the average closing prices in the 30 days prior to the Board approval. Although our current stock price remains below the eventual subscription price for the stocks under the 521 development plan, we believe that the Company’s value will be reflected in its stock price as long as the operating objectives under the 521 plan are realized and the Company maintains its regular dividend policy.

2 - 6

3.	The Company has maintained strong cash reserve, enabling the effective implementation of its quarterly dividend policy, share repurchase program and 521 development plan.

From 2013 to 2017, our total cash position (consisting of cash and cash equivalents, short term investments and short term loan receivables) has steadily grown as we have consistently generated profits. Our principal sources of cash reserve have been cash generated from operating profits in the past decade, in addition to the proceeds from our initial public offering and a follow-on offering. We have gradually increased allocation of our cash position to investments in short-term financial products since 2013, in order to increase yields from our cash.

Changes in Cash Position

(RMB: in Million)	2013.12.31	2014.12.31	2015.12.31	2016.12.31	2017.12.31	2018.09.30
Cash and cash equivalent	2,285	2,099	1,115	237	364	661
Short Term Investments	254	689	2,026	2,798	2,498	1,681
Short Term Loan Receivable	144	210	37	32	500	50
Total	2,683	2,998	3,178	3,067	3,362	2,392

In 2018, the Company spent a total of US$97.9 million on dividend payments and share buyback program. Approximately RMB195.8 million will be used on the 521 development plan.

Our strong cash position is the key reason that we are able to successfully implement quarterly dividend payments, share repurchase program and 521 development plan.

4.	The removal of the VIE structure enabled our global investors to directly invest in China’s largest insurance intermediary group, and cleared obstacles for offshore dividend distribution.

Our organizational structure and the changes in the organization structure used to be quite complicated, due to many historical reasons, such as the changes in legal environment, market competition and different development stages of our Company. Especially prior to 2012, only regional agencies were allowed pursuant to laws and regulations prevailing at the time. Therefore, we had to either acquire or set up new agencies in each province in order to expand our market presence. At the peak time we had over 40 agency subsidiaries. In 2012, we obtained several national operating licenses and we immediately initiated conversion of our regional agency subsidiaries into branches of our subsidiaries with national operating licenses. After several years’ efforts, our organizational structure is simplified and become clearer, which has been presented clearly on the Company’s 2017 20-F.

3 - 6

5.	The Company never provided “guarantee” to Chengchuang’s products

Neither Fanhua’s Board members nor management have any financial or equity connection with Chengchuang Investment. The Company has no knowledge of Chengchuang’s business operation and it is impossible for the Company to provide “guarantee” to any of Chengchuang’s products.

Fanhua has remained a light-asset cash generating company that bears no borrowing or any financial guarantee.

6.	The relocation of the head office of the Company’s life insurance operation and its intended establishment of a back office center are normal business activities.

As previously announced, as part of Tianfu New Area’s investment introduction project, Fanhua Lianxin Insurance Sales Co., Ltd., the Company’s wholly-owned subsidiary, which is the holding company of its life insurance operation, completed the relocation and registration of its head office from Beijing to the Tianfu New Area of Sichuan Province on August 27, 2018.

As a result of the relocation, on November 2, 2018, the Company received a one-time incentive payment of RMB8 million from the local government. Fanhua Lianxin will also be eligible to enjoy certain favorable tax treatment and fiscal incentives in proportion to its contribution to the local economy.

In 2016, the Renshou County Government expressed its support for Fanhua to publicly bid for a parcel of land in the Tianfu New Area to establish a back office center, pursuant to its policy of attracting investment to develop the local economy. As Fanhua had neither a license nor interest in real estate development, on July 16, 2016, Fanhua established a joint venture with an independent third-party real estate developer, Sichuan Tianyi Real Estate Development Co., Ltd. (“Sichuan Tianyi”). Under this arrangement, Sichuan Tianyi would be responsible for developing the land and providing all funding for the development and bear all loss or profits that potentially could derive from the development, while Fanhua would have a right to purchase certain properties at a discount. Fanhua would not provide any loan, guarantee or other funding for the development.

4 - 6

Our management is saddened that the Report aimed to cast doubts on the integrity of the management. Our management has and will continue to prove that they have faithfully carried out their fiduciary duties to shareholders with continued profit growth and increasing dividend distribution. Our management firmly believes that the Company’s profit will speak for them and the Company’s continued strong results and sustainable dividend payment will prove the emptiness of the mistaken Report.

Our management has full confidence in achieving solid growth in the Company’s operating profit in 2019. As such, our management will submit a proposal to the Board to increase the dividend per ADS for fiscal year 2019.

Our management would like to extend its sincere gratitude to investors for their continued support and the Company will reward them for their trust with its best performance.

About Fanhua Inc.

Fanhua Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance. Our online platforms include: (1) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (2) CNpad, a mobile sales support application; (3) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; and (4) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of September 30, 2018, our distribution and service network is consisted of 754 sales and service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

5 - 6

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company's future financial and operating results, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, Fanhua’s ability to attract and retain key personnel and productive agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

CONTACT: Oasis Qiu

Investor Relations Manager

Tel: (8620) 83883191

Email: qiusr@fanhuaholdings.com

6 - 6